Matthew V. Booty: (773) 961-2345
November 13, 2008
VIA FACSIMILE AND FEDERAL EXPRESS
Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
One Station Place
100 F Street, N.E.
Washington, D.C. 20549-4561

Re:	Midway Games Inc.
Form 10-K and 10-K/A for the Fiscal Year Ended
December 31, 2007
Filed March 13, 2008 and April 29, 2008, respectively
Form 10-Q for the Quarterly Period Ending June 30, 2008
Filed August 4, 2008
File No. 0-12367
          Dear Ms. Collins:
          Reference is made to your letter dated October 16, 2008 regarding comments by the staff (“Staff”) of the Securities and Exchange Commission (“Commission”) with respect to the above-captioned filings of Midway Games Inc. (the “Company” or “we”). The Staff comments appear in bold italics and the Company’s response follows.
Form 10-K for the Fiscal Year Ended December 31, 2007
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 40
1.	We note your response to prior comments 3 and 4 where you indicate that the increases in the provisions for price protection, returns and discounts were primarily driven by the historical and sell-through rates of games released each year as well as other similar previously-released games and that the mix of games shipped by geography and the current sales trends for specific types of games also had a significant impact on the allowances recorded in each period. We further note your statement that sell-through rates for your 2006 and 2005 front-line titles were much stronger than your 2007 front-line titles and included your top-selling franchise, Mortal Kombat, which has historically experienced lower rates of price protection, returns and discounts. While this may provide some insight into the reasons for the increased provision in fiscal 2007, it is not clear how the discussion of the 2006 and 2005 sell-through rates helps explain the $11 million increase in the provision for the six-months ended June 30, 2008 compared to the same period in fiscal 2007. Please explain in more detail the specific factors that contributed to the increased provision in fiscal 2008. Considering the significance of these provisions to the Company’s net revenues and total operations, it would appear that in addition to the discussion of the general criteria considered, as discussed in your Critical Accounting Policies disclosures, a more detailed discussion of the specific factors contributing to the changes in the provision for each period would provide investors with useful information regarding the quality of, and potential variability of, the Company’s earnings and cash flow. In this regard, we note that the Company is considering including additional

Kathleen Collins
Securities and Exchange Commission
November 13, 2008

disclosures in future filings to explain such variances if such disclosure is warranted by the facts existing at the time of such disclosure. The Staff will review the revised disclosures in your September 30, 2008 Form 10-Q and we may have additional comments.
The increase in our provisions for price protection, returns and discounts of $11,117,000 from $15,362,000 for the six-months ended June 30, 2007 to $26,479,000 for the same period in 2008 was primarily due to lower sell-through rates in 2008 compared to 2007. During the six months ended June 30, 2008, our provisions were primarily related to the 2007 releases of Unreal Tournament 3 for the PS3 and PC and Blacksite: Area 51, as well as the 2008 release of NBA Ballers: Chosen One. The sell-through rates for these games were lower than expected due to the decline in market demand for these titles. In addition, the sell-through rates for these games were not as strong as the sell-through rates for the games released during the six months ended June 30, 2007, which included The Lord of the Rings: Shadows of Angmar, Mortal Kombat: Armageddon and Hour of Victory.

During the nine months ended September 30, 2008, revenue provisions increased $12,032,000 compared to the same period in 2007. The increase is primarily due to higher price protection provisions for our 2008 releases of TNA iMPACT!, Unreal Tournament 3 for the Xbox 360, and NBA Ballers: Chosen One, as sell-through rates for these games were lower than the sell-through rates for the 2007 releases of Stranglehold, The Lord of the Rings: Shadows of Angmar, and Hour of Victory. The decline in market demand for sports games negatively impacted sales of our 2008 titles. This disclosure is included in our third quarter Form 10-Q under the Results of Operations subheading within MD&A. Our revenue provisions did not change significantly during the three months ended September 30, 2008 compared to the same period in 2007.
Note 1. Business and Summary of Significant Accounting Policies
Revenue Recognition, page F-12
2.	We note your response to our prior comment 12 where you indicate that pursuant to the guidance in SOP97-2, the Company considers the online capabilities and features included in your games to be postcontract consumer support (PCS). Tell us how you determined that providing hosting services and posting scores to the leader boards meets the definition of PCS as defined in SOP 97-2. In this regard, pursuant to the glossary of SOP 97-2, PCS typically includes telephone support, bug fixes and unspecified upgrades and enhancements. Further, please reconcile your reference to PCS in your response to the disclosures in your revenue recognition policy where you indicate that the Company does “not provide any significant customization of software postcontract customer support.” In addition, tell us how you evaluate the significance of these online features in your game titles and tell us whether you market the online functionality of these games and to what extent. Also, for the games that are hosted through third-party servers to which you pay a fee; tell us whether your customers also pay fees to these third party parties for on-line capabilities.

The Company believes that hosting services and posting scores to leader boards meet the definition of PCS in the glossary of SOP 97-2 because they represent the right to receive services after the software license period begins, which is after the sale of the game disk to the customer. The costs of providing online capabilities and features are insignificant and as such, we have not historically charged for or assigned any value to such features. These features are not considered to be directly related to the initial license of the software since the game disk can be played both offline and online and therefore, are not essential to the functionality of the game disk. Although hosting services and leader boards are not typical examples of PCS, we believe these services are similar in nature and should be accounted for in the same manner as other PCS elements. Because our online capabilities meet all of the criteria in paragraph 59 of SOP 97-2 as outlined in our response to the previous comment letter, revenue for the entire arrangement is recognized upon delivery of the game disk to the customer.

Kathleen Collins
Securities and Exchange Commission
November 13, 2008

Generally, online capabilities and features are an insignificant deliverable of the total arrangement. We evaluate the significance of these elements in our games by monitoring consumer expectations and use of online features in specific game genres. For example, fighting games such as our Mortal Kombat franchise are primarily designed for head-to-head offline play using only the game disk. The expectation of online play for this genre is much less than a multi-player role-playing game. Midway monitors the use of online functionality through various metrics provided by our internal sources and our hosting vendors. Such metrics include the number of concurrent players and unique users of online game play. Historically, the use of online capabilities and features in our games has been minimal. The marketing of these features is typically limited to a small section on the game box, in the game booklet and on our internet website. These features are not marketed as critical features or key selling points in our advertising and public relations releases.

During 2007 and 2008, we released only two titles in which online multi-player functionality was a significant feature in the game play. The first title was a multi-player role-playing PC game that could only be played online. This game was developed and hosted by a third party developer, but published by us. The Company was simply a reseller and had no responsibilities for the online features after the sale to the customer. The second title was developed by a third party and includes both single-player (via game disk only) and online multi-player functionality. This title was part of an existing franchise that is known for its online game play. Although the Company hosts the online features of this game internally, the arrangement meets all of the criteria in paragraph 59 of SOP 97-2. These two games are exceptions to the numerous games we have released over the years. Also, we do not plan to release games with significant multi-player functionality in the near future. Posting scores to leader boards is not a significant feature in any of our games. As a result, we believe the disclosure in our 2007 Form 10-K regarding the insignificance of PCS in our revenue arrangements is accurate.

For the games that are hosted through third-party servers for which we pay a fee, our customers do not pay a fee for online capabilities to us or the third-party vendors. Third-party hosting fees historically ranged from $45,000 to $70,000 in total per title.
Please be advised that the Company acknowledges:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          We appreciate your assistance with these filings and our disclosure obligations. Please do not hesitate to contact the undersigned regarding any questions, comments or requests for additional information you might have.

Very truly yours, MIDWAY GAMES INC.
/s/ Matthew V. Booty
Matthew V. Booty
President and Chief Executive Officer

MVB/rcs